First Quarter 2012 Results

MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2012

Mexico City, April 27, 2012. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2012.

NOTE: The monetary amounts presented in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | First Quarter 2012

Financial Summary:

	1Q12	1Q11	Δ%
Million Pesos
Revenues	547	589	(7%)
EBITDA	166	203	(18%)
EBITDA Margin	30%	34%

Net Income (Loss)	98	(33)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 2% to 562,057 in 1Q12 compared to the same period last year. The Company recorded RGU net additions of 12,822 during the period.
•	Total company customer base increased by 6% to reach 258,480 customers.
•	When compared to the same period last year, voice RGUs decreased by 1% to reach 360,683.
•	Data residential RGUs increased by 19% to 109,857 in comparison to 92,010 in 1Q11.
•	The number of coin operated public phones totaled 37,419 decreased by 9% when compared to 1Q11.
•	The total mobile RGU base totaled 28,813 units which is 26% less than the number registered in 1Q11.
•	Pay TV number of RGUs reached 59,712 units which is 20% higher than the figure registered in 1Q11.
•	Residential RGU per customer stayed flat in 1.7 in 1Q12 when compare with 1Q11.
•	Commercial RGU per customer increased from 17.3 in 1Q11 to 20.0 in 1Q12.

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First Quarter 2012 Results

Operating Results

	1Q12	1Q11	Δ%
Residential Customers	254,983	239,367	7%
Voice	228,891	223,648	2%
Data	107,666	89,219	21%
Mobile	24,083	30,740	(22%)
TV	59,623	49,598	20%

Residential RGUs	434,163	411,174	6%
Voice	235,897	231,029	2%
Data	109,857	92,010	19%
Mobile	28,697	38,537	(26%)
TV	59,712	49,598	20%
RGU per Residential Customer	1.7	1.7	0%

Commercial Customers	3,450	3,917	(12%)
Voice	3,162	3,622	(13%)
Data	1,393	1,470	(5%)
Mobile	23	30	(23%)
Other	165	172	(4%)

Commercial RGUs	68,848	67,682	2%
Voice	65,740	64,466	2%
Data	2,699	2,752	(2%)
Mobile	116	156	(26%)
Other	293	308	(5%)
RGU per Commercial Customer	20.0	17.3	16%

Public Telephony RGUs	37,419	41,080	(9%)

Wholesale RGUs	21,627	29,299	(26%)

Total RGUs	562,057	549,235	2%

Voice RGUs (voice lines in service)	360,683	365,874	(1%)
Total Number of Customers	258,480	243,340	6%

Revenues

Maxcom total revenues for the first quarter of 2012 were Ps.547 million, decreased 7% comparing to the Ps.589 million recorded in the first quarter of 2011. The following table is a breakdown of the sources of revenue for the Company.

		1Q12	Weight %		1Q11	Weight %	Δ%
Residential	Ps.	238	43%	Ps.	254	43%	(6%)
Commercial		154	28%		154	26%	0%
Public Telephony		49	9%		69	12%	(29%)
Wholesale		103	19%		108	18%	(5%)
Other Revenue		4	1%		4	1%	0%
Total	Ps.	547	100%	Ps.	589	100%	(7%)

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First Quarter 2012 Results

Residential

Residential revenues represented 43% of the total during 1Q12, having the same weight as of in 1Q11. Revenues in the residential business segment reached Ps.238 million, a decrease of 6% or Ps.16 million in comparison to Ps.254 million recorded in 1Q11.

The Ps.16 million decrease in revenues was mainly related with lesser charges in voice for Ps.36 million comparing with the 1Q11; the usage to mobile numbers, the so-called CPP usage, has contributed Ps.11 million out of the Ps.36 million reduction.

Partially offsetting the aforementioned decrease, we find revenues generated through recurrent charges in data, increasing by Ps.17 million, as well as recurrent charges of paid TV by Ps.3 million.

ARPU (average revenue per unit) for the residential business for 1Q12 was Ps.174 which is 9% less than the Ps.191 recorded in 1Q11.

Residential RGU per customer stayed steady in 1.7 in 1Q12 comparing with the 1Q11.

Commercial

Commercial revenues represented 28% of the total revenue during 1Q12, compared to 26% registered in 1Q11. Revenues in the Commercial Business reached Ps.154 million, staying flat with the contribution recorded in 1Q11.

ARPU of the commercial business for 1Q12 reached Ps.761 which remained quasi flat with the Ps.766 recorded in 1Q11.

In addition, RGUs per commercial customer increased to 20.0 in 1Q12 from 17.3 in 1Q11.

Public Telephony

Public Telephony represented 9% of total revenues during 1Q12. Revenues in this business unit totaled Ps.49 million, a decrease of 29% when compared to Ps.69 million in 1Q11. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and increasing penetration of wireless telephony along the lowest segments of income. Additionally, we operated this quarter with 3,661 units less when compared to the same period last year.

Wholesale

In 1Q12, Wholesale revenues decreased by 5% to reach Ps.103 million, in comparison to the Ps.108 million registered during the same period in the previous year. The decrease in Wholesale revenues was driven by the tariff cuts we were bound to implement in response of higher competition.

Other Revenue

Other revenues contributed with Ps.4 million being a negligible contribution, and standing flat when compared to the same period last year.

Network Operation Cost

Network Operation Costs in 1Q12 decreased by 5% or Ps.10 million to reach Ps.201 million in comparison to Ps.211 million in the previous year. This decrease was mainly due to a Ps.11 million or 6% decrease in network operating services.

The Ps.11 million decrease in network operating services was mostly due to a reduction of costs in links leases for Ps.7 million and CPP cost for Ps.4 million.

SG&A

SG&A expenses were Ps.180 million in 1Q12, 3% or Ps.5 million above Ps.175 million in the same period of 2011. The Ps.5 million increase was mainly driven by an increase in commissions and payroll of the sales force, and was partially offsetting by lesser costs in marketing and promotion expenses.

EBITDA

EBITDA for 1Q12 was Ps.166 million, a 18% decrease regarding Ps.203 million in the same period of last year. EBITDA Margin was 30% during the period, less than the 34% margin in the 1Q11.

Operating Income

The Company recorded an operating income for 1Q12 of Ps.6 million, remaining almost steady with the Ps.8 million for the same period of 2011.

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First Quarter 2012 Results

Depreciation charges were Ps.141 million, decreasing 17% when compared to the Ps.169 million of the same period last year.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps.92 million (gain), 330% or Ps.132 million decrease when compared to Ps.40 million (loss) in the same period of 2011

	1Q12	1Q11	ΔPs.	D%
Interest Expense	76	73	3	4%
Interest (Income)	(4)	0	(4)	N.A.
Exchange Rate (Gain) Loss – Net	(164)	(32)	(131)	(409%)
Total	(92)	40	(132)	(330%)

The lesser Comprehensive Financial Result was result of:

1.	A Ps.4 million interest gain (income).
2.	An exchange rate gain of Ps.164 million higher than the Ps.32 million gained in the same period of 2011.

The increase in the exchange rate gain when compared to the 1Q11 was mostly due to the downward adjustment of the Peso exchange rate during the reporting quarter.

Taxes

The Company did record Ps.1 million of deferred income tax provisions during the quarter.

Net Income

The Company posted a net income during 1Q12 of Ps.98 million, which compares favorably to a net loss of Ps.33 million reported in the same period of 2011.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended March 31, 2012	Quarter Ended March 31, 2011
Resources from Operations and Working Capital	177	77
CAPEX	79	72
Free Cash Flow	98	5
Financing Activities	(3)	2
Cash and Cash Equivalents at the Start of the Period	397	375
Cash and Cash Equivalents at the End of the Period	492	382

Capital Expenditures

Capital Expenditures during the period totaled Ps.79 million, higher than the Ps.72 million recorded in 1Q11. Capital Expenditures were incremental to the net additions growth.

Indebtedness

At March 31, 2011 the Company reported its Indebtedness level at Ps.2,691 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.6 times and the Net Debt to EBITDA is at 3.1 times.

Other important information

The consolidated financial statements as of March 31, 2012, have been presented under International Financial Reporting Standards (IFRS), according to the International Accounting Standards (IAS) 34, “Interim Financial Reporting”.

For purpose of presentation and comparison, the figures presented for the period ended as of March 31, 2012, are presented under IFRS. With the adoption of IFRS, Maxcom defines EBITDA as Operating Income, under IFRS, plus depreciation and other income and non-operating expenses.

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First Quarter 2012 Results

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico
(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or those made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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First Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET IFRS

Thousand of Mexican Pesos (“Ps.”)

	As of March 31,		As of March 31,		vs 1Q11
	2012		2011		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	492,326	Ps.	382,270	Ps.	110,056	29%
		492,326		382,270		110,056	29%
Accounts receivable:
Customers, net of allowance		648,555		785,951		(137,396)	-17%
Value added tax refundable		177,675		189,512		(11,837)	-6%
Other sundry debtors		55,143		74,087		(18,944)	-26%
		881,373		1,049,550		(168,177)	-16%

Inventory		12,681		19,033		(6,352)	-33%
Prepaid expenses		26,534		32,133		(5,599)	-17%
Total current assets		1,412,914		1,482,986		(70,072)	-5%

Frequency rights, net		19,432		22,085		(2,653)	-12%
Telephone network systems and equipment, net		3,907,160		4,144,030		(236,870)	-6%
Pre-operating expenses, net		-		-		-	0%
Intangible assets, net		96,026		137,619		(41,593)	-30%
Financial instruments		26,933		-		26,933	0%
Deposits		7,718		7,555		163	2%
Deferred taxes		16,688		-		16,688	0%
Other assets		2,151		2,151		-	0%

Total assets	Ps.	5,489,022	Ps.	5,796,426	Ps.	(307,404)	-5%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		87,521		81,519		6,002	7%
Accounts payable and accrued expenses		243,410		392,293		(148,883)	-38%
Notes payable		3,027		2,518		509	20%
Customers deposits		2,192		1,995		197	10%
Hedging valuation		-		2,382		(2,382)	-100%
Payroll and other taxes payable		150,044		72,568		77,476	107%
Total current liabilities		486,194		553,275		(67,081)	-12%

LONG-TERM LIABILITIES:
Senior notes		2,540,617		2,356,083		184,534	8%
Notes payable		5,336		6,082		(746)	-12%
Other accounts payable		37,470		46,193		(8,723)	-19%
Deferred taxes		4,440		13,264		(8,824)	-67%
Pensions and post-retirement obligations		2,627		2,056		571	28%
Other long term liabilities		28,026		32,182		(4,156)	-13%
Long Term Liabilities		2,618,516		2,455,860		162,656	7%
Total liabilities	Ps.	3,104,710	Ps.	3,009,135	Ps.	95,575	3%

SHAREHOLDERS’ EQUITY
Capital stock		4,814,428		4,814,428		-	0%
Premium on capital stock		817,850		817,084		766	0%
Accumulated deficit		(3,345,586)		(2,811,657)		(533,929)	19%
Net profit (loss) for the period		97,621		(32,564)		130,185	-400%
Total shareholders’ equity	Ps.	2,384,313	Ps.	2,787,291	Ps.	(402,978)	-14%

Total liabitilies and equity	Ps.	5,489,023	Ps.	5,796,426	Ps.	(307,403)	-5%

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First Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS IFRS

Thousand of Mexican Pesos (“Ps.”)

	3 months ended March 31,						vs 1Q 2011
	2012		%	2011		%	$ var		% var

TOTAL REVENUES	Ps.	547,266	100%	Ps.	589,195	100%	Ps.	(41,929)	-7%

Network operating services		163,208	30%		173,693	29%		(10,485)	-6%
Technical expenses		35,361	6%		34,674	6%		687	2%
Installation expenses		2,591	0%		2,511	0%		80	3%
Cost of network operation		201,160	37%		210,878	36%		(9,718)	-5%

GROSS PROFIT		346,106	63%		378,317	64%		(32,211)	-9%
								-
Selling, general and administrative expenses		180,168	33%		175,478	30%		4,690	3%

EBITDA		165,938	30%		202,839	34%		(36,901)	-18%

Depreciation and amortization		141,097			168,850			(27,753)	-16%
Other (Income) Expense		8,610			17,520			(8,910)	-51%
Restructuring		9,914			8,959			955	11%
Impairment		-			-			-	0%

Operating income (loss)		6,317			7,510			(1,193)	-16%

Comprehensive (income) cost of financing:
Interest expense		76,024			72,793			3,231	4%
Interest (income) loss, net		(4,146)			(215)			(3,931)	1828%
Exchange (income) loss, net		(163,782)			(32,080)			(131,702)	411%
		(91,904)			40,498			(132,402)	-327%

INCOME (LOSS) BEFORE TAXES		98,221			(32,988)			131,209	-398%

Taxes:
Income tax		-			(424)			424	-100%
Defered Income Tax		600			-			600	0%
Total tax		600			(424)			1,024	-242%

NET INCOME (LOSS)	Ps.	97,621		Ps.	(32,564)		Ps.	130,185	-400%

Weighted average basic shares		789,819			789,819
Weighted average fully diluted		787,406			832,155

Earnings per share basic		0.12			(0.04)
Earnings per share diluted		0.12			(0.04)

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First Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY IFRS

Thousand of Mexican Pesos (“Ps.”)

			Additional						Total
	Capital		paid-in				Repurchase		shareholders’
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	4,814,428	Ps.	813,135	Ps.	(2,811,657)	Ps.	(1,064)	Ps.	2,814,842

Stock option plan				3,949						3,949

Repurchase of shares								1,064		1,064

Comprehensive net loss						(32,564)				(32,564)

Balances as of March 31, 2011	Ps.	4,814,428	Ps.	817,084	Ps.	(2,844,221)	Ps.	-	Ps.	2,787,291

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY IFRS

Thousand of Mexican Pesos (“Ps.”)

			Additional						Total
	Capital		paid-in				Repurchase		shareholders’
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,345,586)	Ps.	-	Ps.	2,285,896

Stock option plan				796						796

Repurchase of shares								-		-

Comprehensive net loss						97,621				97,621

Balances as of March 31, 2012	Ps.	4,814,428	Ps.	817,850	Ps.	(3,247,965)	Ps.	-	Ps.	2,384,313

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First Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (“Ps.”)

	3 months ended March 31,				vs 2011
	2012		2011		$ var		% var

Operating Activities:
Income before taxes	Ps.	98,221	Ps.	(32,988)	Ps.	131,209	134%

Items without cash flow		52,558		166,295		(113,738)	-216%
Cash flow from income/loss before taxes		150,778		133,307		17,471	-83%

Cash flow from:
Accounts receivables		6,185		(71,290)		77,475	1253%
Inventory		(3,786)		6,645		(10,431)	276%
Accounts payables		7,936		12,856		(4,920)	-62%
Other assets and liabilities		16,284		(5,030)		21,315	131%
Cash flow from operation activities		26,619		(56,395)		83,014	312%

Net cash flow from operating activities		177,397		76,912		100,485	57%

Cash flow from:
Telephone network systems and equipment, net		(78,990)		(49,299)		(29,692)	38%
Other intangible assets		-		(22,500)		22,500	-100%
Cash flow from capital expeditures		(78,990)		(71,799)		(7,192)	9%

Cash in excess/(required) to be used in financing activities		98,407		5,113		93,293	95%

Cash flow from :
Vendor financing		(753)		1,987		(2,740)	364%
Additional paid in capital		796		3,948		(3,152)	-396%
Other financing activities		(2,703)		(4,002)		1,298	-48%
Cash flow from financing activities		(2,661)		1,933		(4,594)	173%

Increase (decrease) in cash and temporary investments		95,746		7,047		88,700	93%

Cash and cash equivalents at beginning of the period		396,580		375,224		21,356	5%
Cash and cash equivalents at the end of the period	Ps.	492,326	Ps.	382,270	Ps.	110,056	22%

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